Chevron Corporation

(ticker: CVX)

2022 Proxy Memorandum

Item #8 – Report on business with conflict-complicit governments

Please vote FOR:

Stockholder Proposal to Report on Business With Conflict-complicit Governments

Item #8 on the Proxy Card, page 96

2022 Annual Meeting of Stockholders:

8:00am PDT on Wednesday, May 25, 2022

Online by live audio webcast

Contact person:

Cindy Bohlen

Riverwater Partners

cbohlen@riverwaterllc.com

414.858.8000

To Chevron Shareholders:

The Dominican Sisters of Hope, Riverwater Partners, and the Unitarian Universalist Common Endowment Fund LLC urge shareholders to vote FOR Item 8 at the Chevron shareholder meeting on May 25, 2022.

This notice of exempt solicitation is being provided on a voluntary basis.

Synopsis & Rationale

On March 21st, 2022, the U.S. Secretary of State Antony Blinken announced that the U.S. Administration had formally determined that violence committed against the Rohingya ethnic minority by Myanmar's military amounts to genocide and crimes against humanity. The U.S. Holocaust Memorial Museum has reported that the Rohingya remain “at grave risk of additional mass atrocities and even genocide.”

Chevron is the largest US investor in Myanmar (Burma) and holds equity in the Yadana gas field and pipeline project. Since its inception, the Yadana project has generated billions of dollars for the Myanmar military junta. In Myanmar, foreign participation in the energy sector takes place through joint ventures with the Myanmar government. Since it seized power in the February 1st, 2021, coup d’etat, the Myanmar military now holds total control over the Myanmar government.

The resolution proponents request the Board to publish a report six months following the 2022 annual general meeting, omitting proprietary information and prepared at reasonable cost, evaluating the feasibility of adopting a policy of not doing business with governments that are complicit in genocide and/or crimes against humanity as defined in international law.

Over of the course of its investment and operations in Myanmar, Chevron has incurred mounting financial and reputational damage from its partnerships with the Myanmar military junta. Since the February 2021 military coup, Chevron has been forced to exit Myanmar following the military’s seizure of Chevron’s equity partner in the Yadana project: Myanma Oil and Gas Enterprise (MOGE).

As shareholders, we believe that our company has the duty to avoid both the mounting damages as well as the increasing moral, legal, financial, reputational, and operational risks posed by doing business with governments complicit in genocide and/or crimes against humanity. It is incumbent that our board adopt policies that monitor these damages and risks and protect shareholder value from them.

There is nothing in either Chevron’s “Human Rights Policy” or its “Business Conduct and Ethics Code” to indicate that Chevron does any prior or ongoing due diligence on the governments for the risks - moral, legal, financial, reputational, and operational - posed by doing business with those governments

As part of adopting such a policy, Chevron management should develop procedures for monitoring governments, with which they do business or may do business in the future, which are at risk of engaging on genocide and/or crimes against humanity. Furthermore, Chevron should develop both guidelines for screening potential government business partners and as well as procedures for responsible disinvestment from countries as warranted.

Therefore, Please Vote FOR Item #8, Report on Business With Conflict-complicit Governments

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; The Dominican Sisters of Hope, Riverwater Partners, and the Unitarian Universalist Common Endowment Fund are not able to vote your proxies, nor does this communication contemplate such an event.  The proponents urge shareholders to vote FOR Item number 8 following the instructions provided on the management’s proxy mailing.

The Case for the Resolution

 The resolution states:

“Resolved: The shareholders request the Board to publish a report six months following the 2022 annual general meeting, omitting proprietary information and prepared at reasonable cost, evaluating the feasibility of adopting a policy of not doing business with governments that are complicit in genocide and/or crimes against humanity as defined in international law.”

As a company in the oil and gas sector, Chevron is required to do business with governments where it explores for, extracts, and transports oil and gas. Typically, oil and gas companies pay millions of dollars in “signing bonuses” for the right to explore in certain sectors. In oil and gas-extracting projects, companies often sign a “production sharing contract” giving the government a share of the project revenues. Projects are often structured as joint ventures that include as equity partners a government-owned or controlled entity or company. This gives the government an additional share of the project profits. Security for production facilities and pipelines is invariably provided by the government.

Many governments worldwide rely on the oil and gas sector for a significant proportion of government revenues. There is a documented “resource curse” showing that governments that rely disproportionately on revenues from resource extraction are more likely to be autocratic in nature and to commit mass atrocities, including crimes against humanity and genocide.

The International Coalition for the Responsibility to Protect (ICRtoP) monitors countries worldwide for instances of serious crimes under international law including genocide, war crimes, ethnic cleansing, and crimes against humanity. ICRtoP lists several countries, cited by the United Nations and civil society organizations, in which Chevron is currently producing oil and gas: Burma (Myanmar), Democratic Republic of Congo, and Nigeria.

As shareholders, we believe that our company has the duty to avoid both the mounting damages as well as the increasing moral, legal, financial, reputational, and operational risks posed by doing business with governments complicit in genocide and/or crimes against humanity. It is incumbent that our board adopt policies that monitor these damages and risks and protect shareholder value from them.

As part of adopting such a policy, Chevron management should develop procedures for monitoring governments, with which they do business or may do business in the future, which are at risk of engaging on genocide and/or crimes against humanity. Furthermore, Chevron should develop guidelines for screening potential government business partners and policy regarding responsible dis-investment from countries as warranted.

Chevron’s current policies are insufficient

Chevron cites its “Human Rights Policy” and “Business Conduct and Ethics Code” as proof that it has “the right processes and governance to ensure that we make the right decisions about where and how we conduct our business.”

Both of Chevron’s policies do address how the company ensures respect for human rights in its sphere of operations, including in regions of conflict. However, there is nothing in either its “Human Rights Policy” or its “Business Conduct and Ethics Code” to indicate that Chevron does any prior or ongoing due diligence on the governments for the risks - moral, legal, financial, reputational, and operational - posed by doing business with governments engaged in genocide and/or crimes against humanity.

Chevron muddies this distinction in its mischaracterization of the resolution as dealing with the company’s “business with conflict-complicit governments.” That is not the subject of the resolution. To reiterate, the resolution asks Chevron to address the risks of “doing business with governments that are complicit in genocide and/or crimes against humanity as defined in international law.” Chevron’s mischaracterization of the resolution should not obscure the fact that it lacks both the policy and the procedures to address the moral, legal, financial, reputational, and operational risks to shareholders of its doing business with governments engaged in genocide and/or crimes against humanity as is the case in Myanmar.

Chevron has suffered reputational, financial, and operational damages from its partnership with the Myanmar military and risks more as it continues that partnership.

Over of the course of its investment and operations in Myanmar, Chevron has incurred financial and reputational damage from its partnerships with the Myanmar military junta. Following the February 2021 military coup, Chevron has been forced to exit Myanmar following the military’s seizure of Chevron’s equity partner in the Yadana project: Myanma Oil and Gas Enterprise (MOGE).

Chevron, in partnership with TotalEnergies, PTT, and Myanma Oil and Gas Enterprise (MOGE), holds equity in one of the largest investment projects in Myanmar (Burma): the Yadana gas field and pipeline that has generated billions of dollars for the Myanmar military junta. Together, TotalEnergies and Chevron have a majority controlling interest in Yadana project.

In Myanmar, foreign participation in the energy sector takes place through joint ventures with the MOGE, which is a department of the Myanmar government. Since it seized power in the February 1st, 2021, coup d’etat, the Myanmar military now holds total control over MOGE.

The Myanmar military has a long history of egregious human rights abuses, particularly against ethnic minorities. In August 2017, a military crackdown caused an estimated more than 700,000 Rohingya to flee to neighboring Bangladesh where they remain to this day. The U.S. Holocaust Memorial Museum has reported that the Rohingya remain “at grave risk of additional mass atrocities and even genocide.” On March 21st, 2022, the U.S. Administration formally determined that violence committed against the Rohingya minority by Myanmar's military amounts to genocide and crimes against humanity.

Nicholas Koumjian, head of the United Nations Independent Investigative Mechanism for Myanmar, stated in November, 2021, that preliminary evidence collected since the military coup shows a widespread and systematic attack on civilians “amounting to crimes against humanity.”

The National Unity Government of Myanmar, made up of elected officials and civil society leaders, has called on the oil companies operating in Myanmar to withhold from the military junta and place in escrow any payments due to the Myanmar government.

Chevron is exposed to regulatory and political risk from potential sanctions on Myanmar from the U.S. government. The United States and United Kingdom have imposed sanctions against Myanmar military-owned companies. The European Union has imposed sanctions on Chevron’s equity partner in the Yadana project: Myanma Oil and Gas Enterprise (MOGE). There are indications that the U.S. may follow suit. A bipartisan group of senators have urged the US administration to place sanctions on MOGE. In April 2022, the U.S. House of Representatives passed by unanimous consent the BURMA Act that addresses U.S. sanctions on MOGE

Chevron has also suffered damage to its reputation and brands from a global campaign of boycotts and media pressure against foreign companies that do business with the Myanmar military. Since the February 2021 military coup, the “Blood Money Campaign” by Myanmar and international civil society organizations has organized protests, consumer boycotts, and media pressure against companies, including Chevron, that provide financial support to the military junta. These have included protests outside Chevron’s California headquarters, Washington (DC) office, and other company facilities. Over 200,000 people worldwide have signed a petition organized by No Business With Genocide calling on Chevron to stop its payments to the Myanmar military.

In addition, dozens of oil workers in Myanmar have petitioned oil companies to suspend payments to the ruling junta. These protests have been joined by unions outside of Myanmar which represent Chevron employees.

In response to both the mounting damage and significant threats to Chevron’s reputation, business, and operations stemming from its partnerships with the Myanmar military, Chevron has announced that it plans to exit the country. However, at this stage, this raises financial and operations risks to Chevron as it is unclear whether the company can find a buyer for its share of the Yadana project even at a significantly lower “fire-sale” price.

Chevron must now disinvest rapidly and responsibly from Myanmar to minimize the mounting damage and risks to shareholder value

Pursuant to international human rights law, the U.N. Guiding Principles on Business and Human Rights (UNGPs) and the OECD Guidelines for Multinational Enterprises (OECD Guidelines), Chevron has an obligation to disinvest responsibly from Myanmar. In so doing, it should take all reasonable steps to prevent revenues from reaching the military junta in order to minimize Chevron’s complicity in the military’s atrocity crimes as well as the consequent mounting damages and risks to its shareholder value.

With this in mind, we have recommended that Chevron take the following measures:

•	Stop treating the military junta as if it is the government of Myanmar and a legitimate party to the Yadana contracts.

The Yadana gas project is governed by contracts between TotalEnergies, Chevron, PTTEP, and the government of Myanmar (through MOGE, itself a government department). Although the military junta has seized control of MOGE’s accounts, it has not been recognized as the legitimate government of Myanmar by the international community and is therefore not a legitimate counterparty to these contracts. 1 It faces competing claims from the National Unity Government – composed of democratically elected leaders of Myanmar – to be the legitimate government and party to the Yadana contracts. The Myanmar government is the legitimate party to the gas contracts. In continuing payments to junta-controlled accounts, Chevron is electing to treat the junta both as a party to their contracts and as the legitimate government.

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1 This has manifested, for example, in the U.N. General Assembly rejected the junta’s attempt to appoint an ambassador, retaining an appointee loyal to the National Unity Government. The International Labor Organization and World Health Organization have both refused to accredit the regime. This reflects both the junta’s lack of effective control over large parts of Myanmar and the trend towards legitimacy as an operative principle of international law in recognizing governments. See e.g., Marc Weller, “Is the ICJ at Risk of Providing Cover for the Alleged Genocide in Myanmar?,” European Journal of International Law – Blog, 11 Feb. 2022, https://www.ejiltalk.org/is-the-icj-at-risk-of-providing-cover-for-the-alleged-genocide-inmyanmar/?utm_source=mailpoet&utm_medium=email&utm_campaign=ejil-talk-newsletter-post-title_2

•	Rely on existing sanctions and contractual obligations to immediately begin diverting revenues from the junta as part of a planned exit.

If Chevron acknowledges that it faces competing claims from parties claiming to be the government of Myanmar and it considers that it cannot determine which party is legitimate, then it cannot continue to direct funds into accounts controlled by one of the parties (i.e. the junta). It must instead divert payments into a trust account for the benefit of the government of Myanmar until these competing claims can be resolved.

Gas companies must also receive approvals from the government of Myanmar to exit Myanmar, and the junta is unable to provide these approvals because it is not the recognized government. Chevron has obligations to delay its exit until there is a recognized government and to continue diverting revenues in the meantime.

•	Respect demands from Myanmar stakeholders not to facilitate the entry of a new operator for the Yadana gas project.

Given the uncertainty over who represents the government of Myanmar and the need for approvals from the government of Myanmar, Chevron has contractual grounds to refuse the appointment of a new operator. This includes any transfers of data, equipment, or supplies from the Yadana project to a new operator, as well as any measures to contractually hand the project over to a new operator without measures to divert revenues. Failing to take these actions and instead increasing the share of revenues that the military can seize and providing a new operator the technical means and contractual right to help it seize them may itself be a form of legal complicity in human rights abuses.

The National Unity Government has stated that bringing in a new operator constitutes collusion with the junta. Responsible disinvestment in this context includes taking all reasonable steps to avoid bringing in a new operator that would enable the junta to continue accessing gas revenues. If Chevron remains as an investor after TotalEnergies withdraws as an investor, it has contractual rights to veto a change of operator.

•	Initiate international arbitration to facilitate these steps.

Chevron should utilize the international arbitration clauses in its contracts to facilitate the contractual steps described above. Chevron could proactively commence arbitration proceedings, requesting that a tribunal decide whether they should treat the military junta, the National Unity Government, or neither as its contractual counterparty. While arbitration proceedings are pending, Chevron should require the gas buyer, PTT, to divert all revenue payments away from the junta into a trust account to be held for the benefit of the government of Myanmar (requesting the tribunal to issue an interim order to this effect).

•	Meaningfully engage with Myanmar civil society and the National Unity Government throughout this process.

Chevron’s decisions on responsible disinvestment, particularly on whether to facilitate the entry of a new operator, should be determined through meaningful consultation with stakeholders from Myanmar, including civil society and the National Unity Government, which has a credible claim to be a party to Chevron’s contracts.

Please Vote FOR Item #8, Report on Business With Conflict-complicit Governments

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; The Dominican Sisters of Hope, Riverwater Partners, and the Unitarian Universalist Common Endowment Fund are not able to vote your proxies, nor does this communication contemplate such an event.  The proponents urge shareholders to vote FOR Item number 8 following the instructions provided on the management’s proxy mailing.